UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
FOR THE FISCAL YEAR ENDED DECEMBER 31, 2019

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

OMNICOM GROUP RETIREMENT SAVINGS PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

OMNICOM GROUP INC.
437 Madison Avenue
New York, NY 10022

OMNICOM GROUP RETIREMENT SAVINGS PLAN
ANNUAL REPORT ON FORM 11-K FOR THE YEAR ENDED DECEMBER 31, 2019

TABLE OF CONTENTS

PKF O'CONNOR DAVIES
ACCOUNTANTS AND ADVISORS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Plan Administrator and Participants
Omnicom Group Retirement Savings Plan
New York, New York

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of the Omnicom Group Retirement Savings Plan (the Plan) as of December 31, 2019 and 2018, and the related statements of changes in net assets available for benefits for the years ended December 31, 2019 and 2018, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2019 and 2018, and the changes in net assets available for benefits for the years ended December 31, 2019 and 2018, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on the Plan's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by the Plan's management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information

The supplemental information in the accompanying schedules of 1) Schedule H, Line 4i - Schedule of Assets (Held at End of Year) at December 31, 2019 and 2) Schedule H, Line 4a - Schedule of Delinquent Participant Contributions for the year ended December 31, 2019 have been subjected to audit procedures performed in conjunction with the audit of the Plan's financial statements. The supplemental information is the responsibility of the Plan's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

PKF O'Connor Davies, LLP

We have served as the Plan's auditor since 2009.

Harrison, New York
June 26, 2020

PKF O'CONNOR DAVIES, LLP
500 Mamaroneck Avenue, Harrison, NY 10528 I Tel: 914.381.8900 I Fax: 914.381.8910 I www.pkfod.com

OMNICOM GROUP RETIREMENT SAVINGS PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,	
	2019	2018
Assets		
Investments, at fair value:		
Mutual Funds	$ 1,061,486,491	$ 2,315,589,236
Common/Collective Trusts	1,801,967,220	24,023,328
Company Stock	126,669,598	122,721,845
	2,990,123,309	2,462,334,409
Investments, at contract value	247,679,940	255,116,877
Total Investments	3,237,803,249	2,717,451,286
Receivables:		
Employer contributions	40,461,969	38,784,979
Notes receivable from participants	23,129,848	23,722,811
Accrued interest and dividends	1,017,730	1,005,931
Due from broker for investments sold	133,679	433,840
Other	—	412,500
Total Receivables	64,743,226	64,360,061
Total Assets	3,302,546,475	2,781,811,347
Liabilities		
Accrued expenses and other	1,177,297	4,615,352
Due to broker for investments purchased	452,062	68,930
Total Liabilities	1,629,359	4,684,282
Net Assets Available for Benefits	$ 3,300,917,116	$ 2,777,127,065

See accompanying notes to financial statements.

OMNICOM GROUP RETIREMENT SAVINGS PLAN
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

		Year Ended December 31,		
		2019		2018
Additions:				
Contributions:				
Employer	$	40,441,319	$	39,059,792
Participants		148,829,252		144,773,410
Rollover		21,937,537		20,861,196
		211,208,108		204,694,398
Dividend and interest income		43,443,840		157,781,344
Other income - Revenue Sharing Credits (Note 1)		4,297,200		—
Net appreciation (depreciation) in fair value of investments		582,427,947		(306,291,833)
Total Additions		841,377,095		56,183,909
Deductions:				
Benefits paid		316,392,022		286,268,311
Administrative expenses (Note 1)		1,195,022		76,256
Total Deductions		317,587,044		286,344,567
Net increase (decrease)		523,790,051		(230,160,658)
Net assets available for benefits:				
Beginning of year		2,777,127,065		3,007,287,723
End of year	$	3,300,917,116	$	2,777,127,065

See accompanying notes to financial statements.

OMNICOM GROUP RETIREMENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS

1. Description of Plan

The following brief description of the Omnicom Group Retirement Savings Plan, or the Plan, provides only general information. Participants should refer to the Summary Plan Description, or the SPD, or the Plan document for a more complete description of the Plan's provisions. In the event of any conflict between the SPD and the Plan document, the Plan document will control.

General

The Plan is a defined contribution retirement plan covering all eligible employees of participating companies of Omnicom Group Inc., or the Company, and the Company is the sponsor of the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended, or ERISA, and to the provisions of the Internal Revenue Code of 1986, as amended, or the Code, as it pertains to plans intended to qualify under Section 401(a) of the Code. The Administrative Committee, or the Committee, comprised of persons appointed by the Company's Board of Directors, or its delegate, administers the Plan and is responsible for resolving all questions that may arise under the Plan. The Plan's assets are held in trust with Fidelity Management Trust Company, or the Trustee, and an affiliate of the Trustee performs the recordkeeping services for the Plan.

Eligibility and Plan Entry Dates

For the 401(k) and matching contribution features of the Plan, eligible employees of participating companies can enroll in the Plan as soon as administratively practicable following employment. For the profit sharing feature of the Plan, eligible employees of participating companies are generally eligible twelve months after their date of hire and are enrolled in the Plan on the first day of the following calendar quarter.

Contributions

Each year, participants may contribute from 1% to 70% of their eligible pre-tax compensation, up to the maximum allowed under the Code. Participants who have reached age 50 are eligible to contribute additional pre-tax catch-up contributions. The Plan accepts rollover contributions from other employers' qualified plans and from conduit Individual Retirement Accounts.

Each participating company may make discretionary matching contributions and discretionary profit sharing contributions, collectively Employer Contributions, to the Plan each year on behalf of its eligible employees. Participants are generally eligible to receive Employer Contributions, if any, if they are active employees on the last day of the Plan year and are credited with at least 1,000 hours of service during the Plan year. Employer Contributions, if any, are deposited and allocated to the accounts of eligible participants after each Plan year-end.

Participant Accounts

Participants direct the investment of their accounts into various investment options offered by the Plan. Each participant's account is credited with the participant's contributions, allocations of Employer Contributions, if any, and investment income or losses, which consists of interest, dividends, and the net realized and unrealized investment gains and losses, less administrative expenses, for the investment option in which that account is invested. The benefit to which a participant is entitled is the participant's vested account balance.

The investment option that allows participants to invest in Omnicom Group Inc. common stock, or Company Stock, has been designated as an Employee Stock Ownership Plan, or ESOP. Participants may elect to receive any dividends paid on their vested shares held in the ESOP as a cash payment instead of being reinvested in the Plan.

Vesting

Participants vest in any employer profit sharing contributions according to the following schedule:

    0 % for less than 2 years,

  20 % for 2 years but less than 3 years,

  50 % for 3 years but less than 4 years,

  70 % for 4 years but less than 5 years,

100 % for 5 years or more.

Participants vest in any employer matching contributions according to one of the following schedules, as adopted by each participating company:

(i)   0 % for less than 2 years,

        40 % for 2 years but less than 3 years,

       100 % for 3 years or more; or,

(ii)   0 % for less than 2 years,

      20 % for 2 years but less than 3 years,

      50 % for 3 years but less than 4 years,

      70 % for 4 years but less than 5 years,

    100 % for 5 years or more.

In addition, the Plan maintains certain more favorable vesting schedules, which were grandfathered for eligible participants when the retirement plans separately sponsored by subsidiaries of the Company were merged into the Plan.

Forfeitures

Forfeited non-vested account balances may be used to reduce Employer Contributions or pay Plan expenses. At December 31, 2019 and 2018, forfeitures aggregated $6.3 million and $7.3 million, respectively, which are used to reduce Employer Contributions for those respective Plan years. The Employer Contribution receivable at December 31, 2019 and 2018 reflects the reduction of the forfeitures for those years.

Benefit Payments

Upon termination of employment, retirement, disability or death, participants, or their beneficiaries, may elect to receive the vested portion of their account in the form of a direct rollover, a lump-sum distribution, partial lump-sum distributions, or annual installment payments for up to 20 years. Terminated participants may defer payment of their account until they are required to receive a distribution in accordance with the Code. The Plan provides that accounts of terminated participants are distributed if their vested balance is $1,000 or less.

The Plan also allows hardships withdrawals, if certain conditions are met, and has an in-service withdrawal provision for employees who are age 59 ½ or older.

Notes Receivable from Participants

Generally, participants who are active employees may borrow from their accounts a minimum amount of $1,000 up to a maximum amount equal to the lesser of $50,000 or 50% of their vested account balance. Loans are secured by the balance in the participant's account and bear interest at 1% above the prime rate in effect at the time the loan was initiated. Interest rates for outstanding loans range from 3.25% to 8.25% at both December 31, 2019 and 2018, respectively. Principal and interest are generally repaid through payroll deductions. General purpose loans must be repaid within five years and loans granted for principal residences must be repaid within 15 years. However, loans granted for principal residences that were transferred from merged plans may have longer maturity dates.

Changes to Investment Options

The Committee periodically reviews the Plan's investment options and may change the investment options available to the participants. In 2019, three of the mutual fund investment options (Fidelity Contrafund Class K, Fidelity Diversified International Fund Class K, William Blair Small-Mid Cap Growth Fund Class I) that had revenue sharing were replaced with similar investment options through common/collective trusts (Fidelity Contrafund Pool, Fidelity Diversified International Pool, William Blair Mid Cap Growth CIT), which do not include any revenue sharing.

Similarly, the Fidelity Freedom K Income Fund and the Fidelity Freedom K Funds (2005 - 2060) were replaced with the FIAM Blend Target Date Income Commingled Pool Class T and the FIAM Blend Target Date (2005 - 2065) Commingled Pool Class T. The K funds had revenue sharing and the FIAM pooled funds do not have revenue sharing.

Additionally, the Neuberger Berman Socially Responsive Fund Class R6 was removed as an investment option and the Vanguard FTSE Social Index Fund IS was added.

Administrative Expenses

Expenses arising from participants' individual investment elections or transactions are paid directly by the participants. Beginning April 1, 2019, participants, with balances of $1,000 or more were charged a recordkeeping fee of $34 per year. These amounts are included in administrative expenses in the Statement of Changes in Net Assets Available for Benefits for the year ended December 31, 2019. Beginning in 2020, those participants are charged a recordkeeping fee of $34 per year and an administrative fee of $12 per year.

For the years 2018 and 2019, the Plan had revenue sharing credit balances of $4.6 million and $328,680, respectively. These revenue sharing credits were generated from certain Plan investments and deposited by the Trustee, pursuant to an agreement between the Trustee and the Plan, into a revenue credit account, or RCA. In 2018 and 2019, $632,476 and $512,679, respectively, of these credits were used to reduce Plan administrative expenses. In 2019, the Plan allocated $4.2 million of the credits to participants with balances of $1,000 or more. The allocation to the participants' accounts was recorded as Other Income in the Statements of Changes in Net Assets Available for Benefits.

2. Summary of Significant Accounting Policies

Basis of Accounting

The Plan's financial statements are prepared on the accrual basis of accounting in conformity with generally accepted accounting principles in the United States, or U.S. GAAP.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires the Plan's management to make estimates and assumptions that affect the reported amounts of assets and liabilities, additions to and deductions from net assets, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates and assumptions and the difference could be material.

Investments

Investments in funds of registered investment companies (mutual funds) are stated at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Shares of mutual funds are valued at quoted market prices. Shares of common/collective trusts are valued at the net asset value as a practical expedient, which is used to estimate fair value. The net asset value is based on the fair value of the underlying assets. Shares of Company Stock are valued at the closing price as reported on The New York Stock Exchange.

The Fidelity Managed Income Portfolio II, or MIP II, is a common/collective trust that holds fully benefit-responsive investment contracts (see Note 3) and is stated at contract value. Contract value is the relevant measurement attribute for fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the Plan.

Purchases and sales of investments are recorded on the trade date. Dividends are recorded on the ex-dividend date. Interest income is recorded on the accrual basis. The net appreciation (depreciation) in the fair value of investments consists of the net realized and unrealized investment gains and losses.

Notes Receivable from Participants

Notes receivable from participants are measured at the unpaid principal balance, plus any accrued interest. As provided for in the Plan, delinquent notes receivable are classified as benefit payments and are reflected in the statements of changes in net assets available for benefits.

Benefit Payments

Benefits are recorded when paid.

Fair Value Measurement

The Plan applies the fair value measurement guidance for its financial assets and liabilities that are required to be measured at fair value on a recurring basis. The measurement of fair value requires the use of techniques based on observable and unobservable inputs. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect the Plan's market assumptions. The inputs establish the following fair value hierarchy:

Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities.

Level 2 - Unadjusted quoted prices in active markets for similar assets or liabilities; unadjusted quoted prices for identical assets or liabilities in markets that are not active; and model-derived valuations with observable inputs.

Level 3 - Unobservable inputs for the asset or liability.

Investments where fair value is measured using net asset value per share as a practical expedient are not categorized in the fair value hierarchy.

Risk and Uncertainties

The Plan provides participants with various investment options. Investment securities, in general, are exposed to various risks, such as interest rate risk, credit risk, liquidity risk, foreign currency risk, economic changes, and overall market volatility risk. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements and participants' account balances.

In March 2020, the COVID-19 pandemic had a significant impact on global economic conditions and the global financial markets. As a result, the value of the Plan's investments have been subject to significant volatility. The COVID-19 pandemic may continue to impact global economic conditions and the financial markets. The future impact on the Plan's net assets available for benefits and changes in net assets available for benefits cannot be determined.

Reclassifications

Certain reclassifications have been made to the prior year financial information to conform to the current year presentation.

3. Investment in Fully Benefit Responsive Contracts

The underlying assets of MIP II are a pool of fixed income securities that include U.S. Government and U.S. Government agency obligations, publicly traded investment grade corporate debt, asset-backed securities and other debt securities. The securities are "wrapped" by synthetic investment contracts that provide liquidity for participant withdrawals by maintaining a constant net asset value. The issuers of the wrap contracts guarantee a minimum rate of return and provide full benefit responsiveness. Wrap contracts are purchased from issuers rated in the top three long-term rating categories (A- or the equivalent and above). At December 31, 2019 and 2018, there were no reserves against the wrap contracts carrying value due to the credit risk of the issuers. The interest crediting rates at December 31, 2019 and 2018 were 2.37% and 2.22%, respectively.

The contract value of MIP II is determined by the Trustee and is equal to the sum of all of the benefits owed to participants. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment in MIP II at contract value.

4. Investments

Investments measured at fair value at December 31, 2019 and 2018 were:

	2019	2018
Omnicom Group Inc. Common Stock	$ 126,669,598	$ 122,721,845
Fidelity 500 Index Fund IPR	409,032,448	327,875,154
Fidelity Contrafund Pool	344,798,408	—
Fidelity Contrafund Class K	—	291,933,344
Fidelity Diversified International Pool	162,541,730	—
Fidelity Diversified International Fund Class K	—	137,256,517
T. Rowe Price Institutional Large Cap Value Fund	152,251,908	128,782,436
T. Rowe Price Institutional Large Cap Core Growth Fund	193,823,430	154,423,131
PIMCO Total Return Fund Institutional Class	147,874,883	140,177,396
AB Discovery Value Fund Class Z	136,629,261	129,925,580
William Blair Mid Cap Growth CIT	130,408,438	—
William Blair Small-Mid Cap Growth Fund Class I	—	105,787,667
Vanguard FTSE Social Index Fund IS	21,545,881	—
Neuberger Berman Socially Responsive Fund Class R6	—	17,354,759
State Street Global All Cap Equity Ex-U.S. Index Fund Class K	9,775,045	7,664,950
State Street Russell Small/Mid Cap Index Fund Class C	10,994,670	8,033,994
State Street U.S. Bond Index Fund Class C	18,002,393	8,324,384
FIAM Blend Target Date Income Commingled Pool Class T	11,223,267	—
FIAM Blend Target Date 2005 Commingled Pool Class T	2,925,512	—
FIAM Blend Target Date 2010 Commingled Pool Class T	10,616,838	—
FIAM Blend Target Date 2015 Commingled Pool Class T	15,261,550	—
FIAM Blend Target Date 2020 Commingled Pool Class T	60,723,158	—
FIAM Blend Target Date 2025 Commingled Pool Class T	85,783,186	—
FIAM Blend Target Date 2030 Commingled Pool Class T	129,117,758	—
FIAM Blend Target Date 2035 Commingled Pool Class T	166,968,338	—
FIAM Blend Target Date 2040 Commingled Pool Class T	186,986,282	—
FIAM Blend Target Date 2045 Commingled Pool Class T	169,377,697	—
FIAM Blend Target Date 2050 Commingled Pool Class T	169,970,110	—
FIAM Blend Target Date 2055 Commingled Pool Class T	90,932,097	—
FIAM Blend Target Date 2060 Commingled Pool Class T	25,543,782	—
FIAM Blend Target Date 2065 Commingled Pool Class T	16,961	—
Fidelity Freedom K Income Fund	—	10,295,673
Fidelity Freedom K 2005 Fund	—	2,164,787
Fidelity Freedom K 2010 Fund	—	8,593,944
Fidelity Freedom K 2015 Fund	—	13,659,547
Fidelity Freedom K 2020 Fund	—	53,258,220
Fidelity Freedom K 2025 Fund	—	73,477,397
Fidelity Freedom K 2030 Fund	—	105,080,516
Fidelity Freedom K 2035 Fund	—	134,312,538
Fidelity Freedom K 2040 Fund	—	149,972,142
Fidelity Freedom K 2045 Fund	—	131,279,554
Fidelity Freedom K 2050 Fund	—	125,657,009
Fidelity Freedom K 2055 Fund	—	57,626,815
Fidelity Freedom K 2060 Fund	—	12,492,144
Fidelity Government Money Market Fund	328,680	4,202,966
	$2,990,123,309	$2,462,334,409

The appreciation (depreciation) in the fair value of investments, consisting of the net realized and unrealized investment gains and losses, for the years ended December 31, 2019 and 2018, was:

	2019	2018
Omnicom Group Inc. Common Stock	$ 12,848,063	$ 1,100,205
Fidelity 500 Index Fund IPR	92,064,948	(23,633,134)
Fidelity Contrafund Pool	44,985,965	—
Fidelity Contrafund Class K	38,514,620	(30,159,557)
Fidelity Diversified International Pool	23,350,401	—
Fidelity Diversified International Fund Class K	15,553,692	(34,739,716)
AB Discovery Value Fund Class Z	19,194,790	(38,053,979)
T. Rowe Price Institutional Large Cap Value Fund	25,157,045	(22,447,939)
T. Rowe Price Institutional Large Cap Core Growth Fund	44,681,240	431,825
PIMCO Total Return Fund Institutional Class	5,621,531	(5,029,463)
William Blair Mid Cap Growth CIT	17,827,600	—
William Blair Small-Mid Cap Growth Fund Class I	14,427,384	(11,304,732)
Vanguard FTSE Social Index Fund IS	601,029	—
Neuberger Berman Socially Responsive Fund Class R6	3,843,223	(2,641,938)
State Street Global All Cap Equity Ex-U.S. Index Fund Class K	1,657,052	(1,335,582)
State Street Russell Small/Mid Cap Index Fund Class C	2,270,182	(977,949)
State Street U.S. Bond Index Fund Class C	1,055,501	40,462
FIAM Blend Target Date Income Commingled Pool Class T	741,880	—
FIAM Blend Target Date 2005 Commingled Pool Class T	194,963	—
FIAM Blend Target Date 2010 Commingled Pool Class T	815,396	—
FIAM Blend Target Date 2015 Commingled Pool Class T	1,360,465	—
FIAM Blend Target Date 2020 Commingled Pool Class T	5,855,091	—
FIAM Blend Target Date 2025 Commingled Pool Class T	8,664,182	—
FIAM Blend Target Date 2030 Commingled Pool Class T	13,789,143	—
FIAM Blend Target Date 2035 Commingled Pool Class T	19,741,916	—
FIAM Blend Target Date 2040 Commingled Pool Class T	22,640,510	—
FIAM Blend Target Date 2045 Commingled Pool Class T	20,145,346	—
FIAM Blend Target Date 2050 Commingled Pool Class T	20,101,894	—
FIAM Blend Target Date 2055 Commingled Pool Class T	10,319,360	—
FIAM Blend Target Date 2060 Commingled Pool Class T	2,768,336	—
FIAM Blend Target Date 2065 Commingled Pool Class T	121	—
Fidelity Freedom K Income Fund	352,745	(737,011)
Fidelity Freedom K 2005 Fund	99,930	(169,935)
Fidelity Freedom K 2010 Fund	484,112	(907,968)
Fidelity Freedom K 2015 Fund	888,259	(1,686,190)
Fidelity Freedom K 2020 Fund	3,974,324	(6,652,536)
Fidelity Freedom K 2025 Fund	5,953,776	(9,177,154)
Fidelity Freedom K 2030 Fund	9,938,180	(15,271,528)
Fidelity Freedom K 2035 Fund	14,656,697	(21,829,239)
Fidelity Freedom K 2040 Fund	17,373,743	(26,118,894)
Fidelity Freedom K 2045 Fund	15,223,181	(22,578,307)
Fidelity Freedom K 2050 Fund	14,490,876	(21,401,122)
Fidelity Freedom K 2055 Fund	6,722,624	(9,154,673)
Fidelity Freedom K 2060 Fund	1,476,631	(1,855,779)
	$ 582,427,947	$(306,291,833)

5. Fair Value

Investments measured at fair value on a recurring basis at December 31, 2019 and 2018 were:

	2019			
	Level 1	Level 2	Level 3	Total
Mutual Funds	$1,061,486,491	$ —	$ —	$1,061,486,491
Company Stock	126,669,598	—	—	126,669,598
Common/Collective Trusts measured at net asset value as a practical expedient	—	—	—	1,801,967,220
	$1,188,156,089	$ —	$ —	$2,990,123,309

	2018			
	Level 1	Level 2	Level 3	Total
Mutual Funds	$2,315,589,236	$ —	$ —	$2,315,589,236
Company Stock	122,721,845	—	—	122,721,845
Common/Collective Trusts measured at net asset value as a practical expedient	—	—	—	24,023,328
	$2,438,311,081	$ —	$ —	$2,462,334,409

6. Party-In-Interest Transactions

Certain investments are managed by the Trustee and certain of its affiliates. These investments qualify as exempt party-in-interest transactions under ERISA. Fees paid by the Plan for investment related services are included in net appreciation (depreciation) in fair value of investments in the statements of changes in net assets available for benefits.

One of the Plan's investment options invests exclusively in Company Stock. At December 31, 2019 and 2018, the Plan owned 1,563,391 and 1,675,574 shares of Company Stock, respectively, with corresponding fair values of $126.7 million and $122.7 million, respectively.

Additionally, participants who are active employees may borrow from their accounts and such loans qualify as exempt party-in-interest transactions under ERISA. These loans are recorded as notes receivable from participants in the statements of net assets available for benefits.

7. Plan Amendment or Termination

The Company or its delegate has the right to amend the Plan at any time. In addition, although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan, subject to the provisions of ERISA. In the event of Plan termination or the complete discontinuance of contributions by the Company under the Plan, the participants' accounts will become fully vested in accordance with the terms of the Plan.

8. Tax Status

The Plan is a retirement plan that is designed to satisfy the qualification requirements under Section 401(a) of the Code and therefore, is not subject to tax under present income tax regulations. The Internal Revenue Service, or IRS, has determined and informed the Company by letter dated November 20, 2015, that the terms of the Plan and related trust comply with applicable sections of the Code. Although the Plan has been amended since receiving the determination letter, the Plan administrator and the Plan's counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Code.

U.S. GAAP requires the Plan's management to evaluate tax positions taken by the Plan and recognize a tax liability or asset if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan's management has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2019, there were no uncertain positions taken or expected to be taken that would require recognition of a liability or asset or disclosure in the Plan's financial statements. The Plan is subject to routine examination by various taxing jurisdictions. Currently, there are no open examinations for any period.

9. Delinquent Participant Contributions

In 2019, two participating companies failed to remit $7,980 of employee contributions to the Plan in a timely manner. This amount was subsequently remitted to the Plan. The Trustee computed the applicable earnings to the participants and the participating company subsequently remitted these earnings to the Plan.

10. Subsequent Events

The Committee evaluated events subsequent to the date of the statement of net assets available for benefits and determined, except as disclosed in Note 2, there have not been any other events that have occurred that would require adjustment to or disclosure in the financial statements.

OMNICOM GROUP RETIREMENT SAVINGS PLAN
Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
December 31, 2019
EIN: 13-1514814
Plan No. 004

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment, including maturity date, rate of interest, collateral, par or maturity value	Shares	(d) Cost	(e) Current value
*	Omnicom Group Inc. Common Stock	Common Stock $0.15 par value	1,563,391	a	$ 126,669,598
*	Fidelity Managed Income Portfolio II	Common/Collective Trust	247,679,940	a	247,679,940
*	Fidelity 500 Index Fund IPR	Mutual Fund	3,651,423	a	409,032,448
*	Fidelity Contrafund Pool	Common/Collective Trust	16,794,857	a	344,798,408
*	Fidelity Diversified International Pool	Common/Collective Trust	11,326,950	a	162,541,730
	AB Discovery Value Fund Class Z	Mutual Fund	6,939,018	a	136,629,261
	PIMCO Total Return Fund Institutional Class	Mutual Fund	14,301,245	a	147,874,883
	T. Rowe Price Institutional Large Cap Value Fund	Mutual Fund	6,443,162	a	152,251,908
	T. Rowe Price Institutional Large Cap Core Growth Fund	Mutual Fund	3,981,582	a	193,823,430
	William Blair Mid Cap Growth CIT	Common/Collective Trust	4,554,958	a	130,408,438
	Vanguard FTSE Social Index Fund IS	Mutual Fund	983,830	a	21,545,881
	Fidelity Diversified International Fund Class K	Common/Collective Trust	767,513	a	9,775,045
	State Street Russell Small/Mid Cap Index Fund Class C	Common/Collective Trust	240,363	a	10,994,670
	State Street U.S. Bond Index Fund Class C	Common/Collective Trust	1,179,711	a	18,002,393
*	FIAM Blend Target Date Income Commingled Pool Class T	Common/Collective Trust	743,755	a	11,223,267
*	FIAM Blend Target Date 2005 Commingled Pool Class T	Common/Collective Trust	178,603	a	2,925,512
*	FIAM Blend Target Date 2010 Commingled Pool Class T	Common/Collective Trust	591,138	a	10,616,838
*	FIAM Blend Target Date 2015 Commingled Pool Class T	Common/Collective Trust	827,184	a	15,261,550
*	FIAM Blend Target Date 2020 Commingled Pool Class T	Common/Collective Trust	3,310,968	a	60,723,158
*	FIAM Blend Target Date 2025 Commingled Pool Class T	Common/Collective Trust	4,456,269	a	85,783,186
*	FIAM Blend Target Date 2030 Commingled Pool Class T	Common/Collective Trust	6,669,306	a	129,117,758
*	FIAM Blend Target Date 2035 Commingled Pool Class T	Common/Collective Trust	8,208,866	a	166,968,338
*	FIAM Blend Target Date 2040 Commingled Pool Class T	Common/Collective Trust	9,284,324	a	186,986,282
*	FIAM Blend Target Date 2045 Commingled Pool Class T	Common/Collective Trust	8,372,600	a	169,377,697
*	FIAM Blend Target Date 2050 Commingled Pool Class T	Common/Collective Trust	8,524,078	a	169,970,110
*	FIAM Blend Target Date 2055 Commingled Pool Class T	Common/Collective Trust	4,253,138	a	90,932,097
*	FIAM Blend Target Date 2060 Commingled Pool Class T	Common/Collective Trust	1,782,539	a	25,543,782
*	FIAM Blend Target Date 2065 Commingled Pool Class T	Common/Collective Trust	1,514	a	16,961
*	Fidelity Government Money Market Fund	Mutual Fund	328,680	a	328,680
*	Notes receivable from participants	Participant Loans**		—	23,129,848
					$3,260,933,097

* Represents a party-in-interest as defined by ERISA.

** Maturity dates through May 2042. Interest rates range from 3.25% to 8.25%.

a - The cost of participant-directed investments is not required to be disclosed.

See report of independent registered public accounting firm.

OMNICOM GROUP RETIREMENT SAVINGS PLAN

Schedule H, Line 4a - Schedule of Assets (Held at End of Year)

December 31, 2019

EIN: 13-1514814

Plan No. 004

	Total that Constitutes Non-Exempt Prohibited Transactions			
Participant Contributions and Loan Repayments Transferred Late to the Plan	Contributions Not Corrected	Contributions Corrected Outside VFCP	Contributions Pending Correction In VFCP	Total Fully Corrected Under VFCP and PTE (Prohibited Transaction Exemption)
$ 7,980	$ —	$ 7,980	$ —	$ —

In 2019, two participating companies failed to remit $7,980 of employee contributions to the Plan in a timely manner. This amount was subsequently remitted to the Plan. The Trustee computed the applicable earnings to the participants and the participating company subsequently remitted these earnings to the Plan.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrative Committee of the Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

OMNICOM GROUP RETIREMENT SAVINGS PLAN

Dated: June 26, 2020



Leslie Chiocco
Member of Administrative Committee

PKF
O'CONNOR
DAVIES
ACCOUNTANTS AND ADVISORS

EXHIBIT 23

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Omnicom Group Retirement Savings Plan
New York, New York

We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (No. 333-74591) of Omnicom Group Inc. of our report dated June 26, 2020 relating to the financial statements and supplemental schedules of the Omnicom Group Retirement Savings Plan, which appears in this Annual Report on Form 11-K.

PKF O'Connor Davies, LLP

Harrison, New York
June 26, 2020

PKF O'CONNOR DAVIES, LLP
500 Mamaroneck Avenue, Harrison, NY 10528 I Tel: 914.381.8900 I Fax: 914.381.8910 I www.pkfod.com

PKF O'Connor Davies, LLP is a member firm of the PKF International Limited network of legally independent firms and does not accept any responsibility or liability for the actions or inactions on the part of any other individual member firm or firms.